Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST QUARTERLY REPORT FOR 2015

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a first quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors to consider this quarterly report.

1.3	Mr. Wu Yong, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

1.4	The financial statements contained in the Company’s first quarterly financial report for 2015 have not been audited.

2.	PRINCIPAL FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Principal financial data

Unit: ¥    Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/decrease as compared with the end of last year (%)
Total assets	30,363,308,957	30,536,662,375	(0.57)

Net assets attributable to shareholders of listed company	27,008,117,274	26,745,840,611	0.98

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/decrease as compared with the same period of last year (%)
Net cash flow from operating activities	855,076,631	674,922,478	26.69

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/decrease as compared with the same period of last year (%)
Revenues from operation	3,678,860,629	3,513,651,535	4.70
Net profit attributable to shareholders of listed company	262,276,663	97,179,218	169.89
Net profit attributable to shareholders of listed company after extraordinary gain or loss	273,343,101	111,643,464	144.84
Weighted average return on net assets (%)	0.98	0.36	Increase by 0.62 percentage point
Basic earnings per share (¥/share)	0.037	0.014	164.29
Diluted earnings per share (¥/share)	0.037	0.014	164.29

Extraordinary gain or loss items and amounts

☒  Applicable     ☐  Not applicable

Unit: ¥    Currency: RMB

Item	Amount for the period
Net gain or loss on disposal of non-current assets	(14,294,505)
Government grants included in profit or loss for the period	672,755
Reversal of impairment provision for receivables subject to individual impairment assessment test	5,648
Other non-operating income and expenses other than the items above, net	(756,318)
Effect of minority interests (after tax)	2,698
Effect of income tax	3,303,284

Total	(11,066,438)

Note:	Extraordinary losses are expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders (Number)	333,358

Shareholding of top ten shareholders
Name of shareholder (Full name)	Number of shares held at the end of the period	Percentage (%)	Number of shares with selling restrictions held	Subject to pledge or frozen		Nature of shareholder
				Status of shares	Number
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	None	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,401,670,781	19.79	—	Unknown	—	Foreign legal person
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	0.72	—	Unknown	—	State-owned legal person
Boshi Value Growth Securities Investment Fund	30,999,846	0.44	—	Unknown	—	Other
Zhonghai Trust Co., Ltd. — Jinhai 5 Investment Capital Trust Securities	22,052,297	0.31	—	Unknown	—	Other
Industrial and Commercial Bank of China Limited — China Merchants Blue Chip Stock Securities Investment Fund	19,888,796	0.28	—	Unknown	—	Other
Huarong International Trust Co., Ltd – Huarong Liu He 1 Securities Investment Single Capital Trust	16,697,888	0.24	—	Unknown	—	Other
Bank of China Limited — Harvest Shanghai and Shenzhen 300 index exchange-traded Index Securities Investment Funds	14,386,727	0.20	—	Unknown	84,500	Other
SWS MU Fund Management Co., Ltd – ICBC – Guo Jin Zheng Quan Co., Ltd	14,228,091	0.20	—	Unknown	—	Other
JF Asset Management – Clients’ capital	13,503,759	0.19	—	Unknown	—	Other

Shareholding of top ten shareholders holding shares without selling restrictions
Name of shareholders (Full name)	Number of shares held without selling	Class and number of shares
	restrictions	Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	Renminbi- denominated ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,401,670,781	Overseas listed foreign shares	1,401,670,781
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	Renminbi- denominated ordinary shares	50,776,147
Boshi Value Growth Securities Investment Fund	30,999,846	Renminbi- denominated ordinary shares	30,999,846
Zhonghai Trust Co., Ltd. — Jinhai 5 Investment Capital Trust Securities	22,052,297	Renminbi- denominated ordinary shares	22,052,297
Industrial and Commercial Bank of China Limited — China Merchants Blue Chip Stock Securities Investment Fund	19,888,796	Renminbi- denominated ordinary shares	19,888,796
Huarong International Trust Co., Ltd – Huarong Liu He 1 Securities Investment Single Capital Trust	16,697,888	Renminbi- denominated ordinary shares	16,697,888
Bank of China Limited — Harvest Shanghai and Shenzhen 300 index exchange-traded Index Securities Investment Funds	14,386,727	Renminbi- denominated ordinary shares	14,386,727
SWS MU Fund Management Co., Ltd – ICBC – Guo Jin Zheng Quan Co., Ltd	14,228,091	Renminbi- denominated ordinary shares	14,228,091
JF Asset Management – Clients’ capital	13,503,759	Renminbi- denominated ordinary shares	13,503,759
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or concerted parties as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	1,401,670,781 H shares of the Company, which accounted for 97.93% of the H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

2.3	Total number of preference shareholders, shareholding of top ten preference shareholders and top ten preference shareholders holding shares without selling restrictions at the end of the reporting period

☐  Applicable    ☒  Not applicable

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☒  Applicable     ☐  Not applicable

Unit: ¥    Currency: RMB

Balance sheet	Item	31 March 2015	31 December 2014	% change	Major reason analysis

(1)	Receipts in advance	120,888,856	237,096,690	(49.01)	Decrease in receipts in advance from passenger tickets.

(2)	Tax payable	284,270,252	211,638,233	34.32	Increase in income tax payable.

Statement of profit	Item	January to March 2015	January to March 2014	% change	Major reason analysis

(1)	Management expenses	56,716,867	292,005,011	(80.58)	Adjustment of the base for calculating social security fee.

(2)	Income tax expenses	86,691,380	33,048,352	162.32	Increase in gross profit.

(3)	Net profit attributable to shareholders of the parent	262,276,663	97,179,218	169.89	Increase in revenue and decrease in cost.

(4)	Basic earnings per share	0.037	0.014	164.29	Increase in net profit.

Cash flow statement	Item	January to March 2015	January to March 2014	% change	Major reason analysis

(1)	Tax paid	140,513,638	268,015,525	(47.57)	Decrease in prepaid income tax.

(2)	Cash received relating to other investment activities	—	504,637,500	(100.00)	Recovery of fixed deposits in the same period of last year.

(3)	Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	562,360,970	414,038,200	35.82	Payment for the amount payable for fixed assets and other long-term assets during last year.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐  Applicable    ☒  Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company and shareholders holding 5% or above

☒  Applicable     ☐  Not applicable

During the reporting period, the commitments of Guangzhou Railway (Group) Company, the largest shareholder of the Company are as follows:

(1)	Guangzhou Railway (Group) Company and any of its subsidiaries would not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway Line, Guangzhou Railway (Group) Company and any of its subsidiaries would not engage in horizontal competition with the Company either.

(2)	Guangzhou Railway (Group) Company would reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, Guangzhou Railway (Group) Company would perform these connected transactions on the basis of openness, impartiality and fairness without abusing its position as a substantial shareholder and behaving in a manner that is detrimental to the interests of the Company.

(3)	Guangzhou Railway (Group) Company would lease the land of Guangzhou-Pingshi Railway Line to the Company after securing the land by way of licensed operation. Guangzhou Railway (Group) Company and the Company entered into a land lease agreement that became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway Line was leased to the Company by Guangzhou Railway (Group) Company for a leasing term of 20 years. It was agreed by the two parties that the annual land rent should not exceed RMB74 million.

(4)	Guangzhou Railway (Group) Company issued an undertaking letter in relation to enhancement on managing unreleased information to the Company in October 2007 to enhance the management of unreleased information.

During the reporting period, the above undertakings were regularly performed without any existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profit from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

☐  Applicable    ☒  Not applicable

3.5	Implementation of cash dividend policy during the reporting period

On 25 March 2015, the Company held the fifth meeting of the Seventh Session of the Board of Directors, at which the profit distribution proposal of the Company for 2014 was reviewed and passed. The board of directors proposed payment of a final cash dividend for 2014 of RMB0.05 (including tax) per share to all shareholders based on the total share capital of 7,083,537,000 shares on 31 December 2014, totalling RMB354,176,850. The proposal is subject to approval at the Annual General Meeting of 2014 of the Company to be convened on 28 May 2015.

3.6	Progress on implementation of internal control

During the reporting period, the Company has completed the evaluation of internal control for 2014 in accordance with the relevant requirements of the PRC and overseas securities regulatory authorities for internal control of listed companies and disclosed the Internal Control Evaluation Report for the Year 2014. Price Waterhouse Coopers Zhong Tian LLP has reviewed the effectiveness of the relevant internal control set out in the Company’s financial reporting, and has issued an unqualified audit opinion. The abovementioned reports have been disclosed on the SSE’s website (http://www.sse.com.cn), HKExnews’ website (http://www.hkexnews.hk) and the Company’s website (http://www.gsrc.com).

In 2015, the Company will strive to perfect its internal control system, regulate the implementation of its internal control system and strengthen the supervision and inspection of internal control in accordance with the Basic Standard for Enterprise Internal Control and its implementation guidelines jointly promulgated by five authorities of the PRC, Section 404 of the United States Sarbanes-Oxley Act and the relevant requirements of the PRC or overseas securities regulatory authorities, to promote the healthy and sustainable development of the Company.

Name of Company	Guangshen Railway Company Limited
Chairman	Wu Yong
Date	28 April 2015

4.	APPENDIX

4.1	FINANCIAL STATEMENTS

Combined Balance Sheet

31 March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Balance at the end of the period	Balance at the beginning of the period
Current assets:
Bank balances and cash	2,010,832,431	1,769,056,659
Trade receivables	2,232,284,833	2,313,404,994
Prepayments	30,371,668	46,361,710
Interests receivable	2,878,411	700,569
Other receivables	141,463,660	142,514,320
Inventories	392,689,272	400,508,871

Total current assets	4,810,520,275	4,672,547,123

Non-current assets:
Available-for-sale financial assets	53,825,879	53,825,879
Long-term receivables	30,690,709	30,197,014
Long-term equity investment	149,359,778	147,101,613
Fixed assets	23,820,214,012	24,176,101,970
Consturction-in-progress	439,845,473	401,434,222
Intangible assets	665,981,248	671,113,049
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	22,945,121	22,004,395
Deferred income tax assets	67,665,441	67,583,833
Other non-current assets	21,006,415	13,498,671

Total non-current assets	25,552,788,682	25,864,115,252

Total assets	30,363,308,957	30,536,662,375

Combined Balance Sheet (continued)

31 March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Balance at the end of the period	Balance at the beginning of the period
Current assets:
Trade payables	2,143,414,272	2,533,257,896
Receipts in advance	120,888,856	237,096,690
Staff remuneration payable	175,320,754	174,905,248
Tax payable	284,270,252	211,638,233
Dividends payable	544,131	548,020
Other payables	502,024,053	503,987,676

Total current liabilities	3,226,462,318	3,661,433,763

Non-current liabilities:
Deferred income	88,150,162	88,770,917

Total non-current liabilities	88,150,162	88,770,917

Total liabilities	3,314,612,480	3,750,204,680

Owners’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,562,737,107	11,562,737,107
Surplus reserves	2,596,782,586	2,596,782,586
Retained earnings	5,765,060,581	5,502,783,918

Total equity attributable to owners of the parent	27,008,117,274	26,745,840,611

Minority interests	40,579,203	40,617,084

Total owners’ equity	27,048,696,477	26,786,457,695

Total liabilities and owners’ equity	30,363,308,957	30,536,662,375

Chairman: Wu Yong    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

Company Balance Sheet

31 March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Balance at the end of the period	Balance at the beginning of the period
Current assets:
Bank balances and cash	2,000,650,707	1,759,849,029
Trade receivables	2,217,116,886	2,300,152,675
Prepayments	30,363,359	46,334,481
Interests receivable	2,743,812	607,944
Dividends receivable	—	6,078,958
Other receivables	179,427,718	196,158,312
Inventories	388,626,546	395,772,730

Total current assets	4,818,929,028	4,704,954,129

Non-current assets:
Available-for-sale financial assets	52,108,000	52,108,000
Long-term receivables	30,690,709	30,197,014
Long-term equity investment	234,281,237	232,023,072
Fixed assets	23,731,807,926	24,086,166,324
Consturction-in-progress	439,845,473	401,434,222
Intangible assets	639,442,133	644,343,941
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	22,343,638	21,321,811
Deferred income tax assets	67,564,681	67,483,073
Other non-current assets	20,365,501	12,857,757

Total non-current assets	25,519,703,904	25,829,189,820

Total assets	30,338,632,932	30,534,143,949

Company Balance Sheet (continued)

31 March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Balance at the end of the period	Balance at the beginning of the period
Current liabilities:
Trade payables	2,112,734,234	2,508,583,922
Receipts in advance	119,692,078	235,232,876
Staff remuneration payable	173,689,016	173,463,463
Tax payable	276,282,909	203,574,229
Dividends payable	13,020	16,909
Other payables	546,285,367	561,135,302

Total current liabilities	3,228,696,624	3,682,006,701

Non-current liabilities:
Deferred income	88,150,162	88,770,917

Total non-current liabilities	88,150,162	88,770,917

Total liabilities	3,316,846,786	3,770,777,618

Owners’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,564,461,609	11,564,461,609
Surplus reserves	2,596,782,586	2,596,782,586
Retained earnings	5,777,004,951	5,518,585,136

Total equity attributable to owners of the parent	27,021,786,146	26,763,366,331

Total liabilities and owners’ equity	30,338,632,932	30,534,143,949

Chairman: Wu Yong    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

Combined Statement of Profit

January to March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Amount for the period	Amount for the previous period
I. Total revenues from operation	3,678,860,629	3,513,651,535
Include: Revenues from operation	3,678,860,629	3,513,651,535
II. Total operating costs	3,317,810,564	3,365,296,420
Include: Operating costs	3,252,229,057	3,040,360,719
Business tax and surcharges	17,092,730	24,900,354
Selling expenses	1,599,406	—
Management expenses	56,716,867	292,005,011
Finance costs — net	(9,821,848)	8,030,836
Assets impairment loss	(5,648)	(500)
Add: Gains from investments	2,258,165	796,627
Include: Gains from investments in associates	2,258,165	796,627
III. Profit from operation	363,308,230	149,151,742
Add: Non-operating income	1,089,300	2,441,290
Include: Gain on disposal of non-current assets	4,527	—
Less: Non-operating expenses	15,467,368	21,436,885
Include: Loss on disposal of non-current assets	14,299,032	20,566,922
IV. Gross profit	348,930,162	130,156,147
Less: Income tax expenses	86,691,380	33,048,352
V. Net profit	262,238,782	97,107,795
Net profit attributable to owners of the parent	262,276,663	97,179,218
Profit or loss of minority shareholders	(37,881)	(71,423)
VI. Net other comprehensive income after tax	—	—
VII. Total comprehensive income:	262,238,782	97,107,795
Total comprehensive income attributable to owners of the parent	262,276,663	97,179,218
Total comprehensive income attributable to minority shareholders	(37,881)	(71,423)
VIII. Earnings per share:
(1) Basic earnings per share (¥/share)	0.037	0.014
(2) Diluted earnings per share (¥/share)	0.037	0.014

Chairman: Wu Yong    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

Company Statement of Profit

January to March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Amount for the period	Amount for the previous period
I. Revenues from operation	3,581,516,246	3,409,233,878
Less: Operating costs	3,178,687,917	2,966,167,491
Business tax and surcharges	12,246,173	19,597,177
Selling expenses	1,345,273	—
Management expenses	43,026,085	272,218,271
Finance costs — net	(9,682,874)	8,174,074
Assets impairment loss	(5,648)	(500)
Add: Gains from investments	2,258,165	796,627
Include: Gains from investments in associates	2,258,165	796,627
II. Profit from operation	358,157,485	143,873,992
Add: Non-operating income	1,080,728	2,433,680
Include: Gain on disposal of non-current assets	4,527	—
Less: Non-operating expenses	15,450,648	21,430,233
Include: Loss on disposal of non-current assets	14,283,621	20,566,922
III. Gross profit	343,787,565	124,877,439
Less: Income tax expenses	85,367,750	31,371,675
IV. Net profit	258,419,815	93,505,764
V. Total comprehensive income after tax	—	—
VI. Total comprehensive income:	258,419,815	93,505,764
VII. Earnings per share:
(1) Basic earnings per share (¥/share)	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A

Chairman: Wu Yong    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

Combined Cash Flow Statement

January to March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Amount for the period	Amount for the previous period
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	3,220,809,751	3,188,206,970
Cash received relating to other operating activities	23,891,792	7,751,040
Sub-total of cash inflows from operating activities	3,244,701,543	3,195,958,010
Cash paid for goods purchased and services accepted	977,673,705	1,057,729,123
Cash paid to and on behalf of employees	1,240,079,757	1,159,859,752
Tax paid	140,513,638	268,015,525
Cash paid relating to other operating activities	31,357,812	35,431,132
Sub-total of cash outflows from operating activities	2,389,624,912	2,521,035,532
Net cash flows from operating activities	855,076,631	674,922,478
II. Cash flows from investing activities:
Cash received relating to other investment activities	—	504,637,500
Sub-total of cash inflows from investing activities	—	504,637,500
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	562,360,970	414,038,200
Net cash paid for business combination	50,936,000	79,897,443
Sub-total of cash outflows from investing activities	613,296,970	493,935,643
Net cash flows from investing activities	(613,296,970)	10,701,857

Combined Cash Flow Statement (continued)

January to March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Amount for the period	Amount for the previous period
III. Cash flows from financing activities:
Cash paid for distribution of dividends or profits or payment of interests	3,889	3,466
Cash paid relating to other financing activities	—	100,000
Sub-total of cash outflows from financing activities	3,889	103,466
Net cash flows from financing activities	(3,889)	(103,466)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	241,775,772	685,520,869
Add: Balance of cash and cash equivalents at the beginning of the period	1,665,056,659	412,677,598
VI. Balance of cash and cash equivalents at the end of the period	1,906,832,431	1,098,198,467

Chairman: Wu Yong    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

Company Cash Flow Statement

January to March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Amount for the period	Amount for the previous period
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	3,123,835,066	3,069,391,016
Cash received relating to other operating activities	20,071,181	7,264,738
Sub-total of cash inflows from operating activities	3,143,906,247	3,076,655,754
Cash paid for goods purchased and services accepted	943,287,444	1,003,224,057
Cash paid to and on behalf of employees	1,196,075,788	1,111,684,301
Tax paid	133,262,042	260,464,371
Cash paid relating to other operating activities	23,410,311	28,920,695
Sub-total of cash outflows from operating activities	2,296,035,585	2,404,293,424
Net cash flows from operating activities	847,870,662	672,362,330
II. Cash flows from investing activities:
Cash received from gains from investments	6,078,958	—
Cash received relating to other investment activities	—	505,837,500
Sub-total of cash inflows from investing activities	6,078,958	505,837,500
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	562,208,053	412,197,169
Net cash paid for business combination	50,936,000	79,897,443
Sub-total of cash outflows from investing activities	613,144,053	492,094,612
Net cash flows from investing activities	(607,065,095)	13,742,888

Combined Cash Flow Statement (continued)

January to March 2015

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

III. Cash flows from financing activities:
Cash paid for distribution of dividends or profits or payment of interests	3,889	3,466
Cash paid relating to other financing activities	—	100,000
Sub-total of cash outflows from financing activities	3,889	103,466
Net cash flows from financing activities	(3,889)	—103,466
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	240,801,678	686,001,752
Add: Balance of cash and cash equivalents at the beginning of the period	1,659,849,029	404,626,412
VI. Balance of cash and cash equivalents at the end of the period	1,900,650,707	1,090,628,164

Chairman: Wu Yong    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

4.2	Audit Report

☐  Applicable     ☒  Not applicable